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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)
                               (AMENDMENT NO. 3)*


                          AG-BAG INTERNATIONAL LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    001077106
              -----------------------------------------------------
                                 (CUSIP Number)


           Sandra L. Mallenbaum, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 October 1, 1997
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP NO. 001077106                                            PAGE 2 OF 7 PAGES

-------------------------                             --------------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            The High View Fund, L.P.

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                       WC

-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                 Not Applicable

-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                                                      679,086
     NUMBER OF
       SHARES       ---------------------------------------------------------------------------------------------
    BENEFICIALLY          8      SHARED VOTING POWER
      OWNED BY                                                          --
        EACH
     REPORTING      ---------------------------------------------------------------------------------------------
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH
                                                                      679,086

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                        ---

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     679,086

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            5.6

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                       PN

-----------------------------------------------------------------------------------------------------------------








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-------------------------                             --------------------------
CUSIP NO. 001077106                                            PAGE 3 OF 7 PAGES

-------------------------                             --------------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            The High View Fund II, L.P.

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [X]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                       OO

-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                 Not Applicable

-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
                                                                      104,880
     NUMBER OF
       SHARES       ---------------------------------------------------------------------------------------------
    BENEFICIALLY          8      SHARED VOTING POWER
      OWNED BY                                                          --
        EACH
     REPORTING      ---------------------------------------------------------------------------------------------
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH
                                                                      104,880

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                        ---

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      104,880

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            0.9

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                       PN

-----------------------------------------------------------------------------------------------------------------







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                                                               Page 4 of 7 Pages

                          AG-BAG INTERNATIONAL LIMITED
                              (CUSIP NO. 001077106)

        This Amendment No. 3 on Schedule 13D ("Amendment No. 3") relates to the statement on Schedule 13D filed on August 20, 1997 and amended on August 25, 1997 and October 20, 1997 ("Amended Schedule 13D") and filed most recently on behalf of The High View Fund, L.P., High View Capital Corporation, The High View Fund, High View Asset Management Corporation, Ernest P. Werlin and Peter J. Powers, and is being filed on behalf of the following reporting persons (each a "Reporting Person" and, collectively, the "Reporting Persons"): The High View Fund, L.P., High View Capital Corporation, The High View Fund, High View Asset Management Corporation, Ernest P. Werlin, Peter J. Powers, and The High View Fund II, L.P. Amendment No. 3 is being filed to reflect (i) the inclusion of the newly-formed The High View Fund II, L.P. as a Reporting Person and (ii) the transfer of certain securities of the Issuer from the Delaware Fund to The High View Fund II, L.P. Any capitalized term used herein and not otherwise defined, shall have the meaning ascribed to it in Amended Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND.

               (a) - (f)

Item 2 of Amended Schedule 13D is amended by replacing the first sentence therein with the following:

               This statement is being filed on behalf of a group consisting of the following seven Reporting Persons:

Item 2 of Amended Schedule 13D is amended further by replacing the second sentence in sub-part (II) with the following:

               HVCC's principal business is to act as general partner to the Delaware Fund, to act as general partner to The High View Fund II, L.P., and to provide investment advisory services to other clients.

Item 2 of Amended Schedule 13D is amended further by replacing in sub-part (III) "Cedric L. Carroll" and "Mr. Carroll" with, respectively, "Dorothea I.
Thompson" and "Ms. Thompson".

Item 2 of Amended Schedule 13D is amended further by adding the following sub-part (VII):

               This statement also is being filed on behalf of The High View Fund II, L.P., a Delaware limited partnership ("Fund II"). Fund II's principal business is to make and hold investments. The business address for Fund II is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.

Item 2 of Amended Schedule 13D is amended further by replacing the second paragraph on page 10 with the following:

               Each of the Delaware Fund, the Cayman Fund, Ernest P. Werlin and Fund II is making this filing because each of them has acquired shares of Common Stock of the Issuer for which each has sole voting power. In addition, because of the relationships described above, Mr. Werlin could be deemed to have beneficial ownership for purpose of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") of the shares of Common stock which are held by each of the Delaware Fund, the Cayman Fund and Fund II. Mr. Werlin disclaims beneficial ownership of all shares of Common Stock held by other persons.

Item 2 of Amended Schedule 13D is amended further by replacing the paragraph beginning "Each of Mr. Powers and HVCC" with the following:

               Each of Mr. Powers and HVCC is making this filing because, due to the relationship between each of Mr. Powers and HVCC and (i) the Delaware Fund and (ii) Fund II, as described above, each could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of the shares of Common Stock held by the Delaware Fund and Fund II. Each of Mr. Powers and HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons.

Item 2 of Amended Schedule 13D is amended further by replacing the last paragraph of that item with the following paragraph:

        The Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin, Mr. Powers and Fund II are making a group filing because, due to the relationships between and among the Reporting Persons as described in Item 2 of Amended Schedule 13D and as amended herein, such persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Each of such persons disclaims beneficial ownership of the shares of Common Stock held by any other person and disclaims membership in a group.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of Amended Schedule 13D is amended by adding the following sentence to the first paragraph:






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                                                               Page 5 of 7 Pages

        As discussed in more detail in Item 5(c) below, on October 1, 1997, in a private, internal re-allocation, the Delaware Fund disposed of 104,880 shares of Common Stock by transferring such shares of Common Stock to Fund II, which acquired these 104,880 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of Amended Schedule 13D is amended by replacing the entire paragraph therein with the following paragraph:

        Each of the Delaware Fund, Fund II, the Cayman Fund, and Mr. Werlin holds its or his respective shares of Common Stock to which this statement on
Schedule 13D relates for purposes of investment. At present, neither the Delaware Fund, Fund II, the Cayman Fund, nor Mr. Werlin has any plans to purchase additional shares of Common Stock or to transfer shares of Common Stock. Except as disclosed in this Item 4, neither the Delaware Fund, Fund II, the Cayman Fund, nor Mr. Werlin has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of the Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) - (b)

Item 5 of Amended Schedule 13D is amended by replacing sub-parts (I) and (II) under the heading (a) - (b) with the following three sub-parts:

        (I) The Delaware Fund beneficially holds an aggregate of 679,086 shares of Common Stock, which constitutes 5.6% of the outstanding shares of Common Stock.

        (II) Fund II beneficially holds an aggregate of 104,880 shares of Common Stock, which constitutes 0.9% of the outstanding shares of Common Stock.

        (III) For purposes of Rule 13(d) under the Act, because HVCC is the sole general partner of each of the Delaware Fund and Fund II, and because it could be deemed to share voting and dispositive power with each of the Delaware Fund and Fund II over the shares of Common Stock held by each of the Delaware Fund and Fund II, HVCC may be deemed to be the beneficial owner of the shares of Common Stock held by each of the Delaware Fund and Fund II. Therefore, HVCC may be deemed to be the aggregate beneficial owner of 783,966 shares of Common Stock, which constitutes 6.5% of the outstanding shares of Common Stock. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons.

Item 5 of Amended Schedule 13D is amended further by re-numbering sub-part (III) as sub-part (IV).

Item 5 of Amended Schedule 13D is amended further by re-numbering sub-part (IV) as sub-part (V).

Item 5 of Amended Schedule 13D is amended further by re-numbering sub-part (V) as sub-part (VI), and by replacing the first three sentences therein with the following:

        (VI) Peter J. Powers is a director, Senior Vice President and Secretary of HVCC, the general partner of each of the Delaware Fund and Fund II. Mr. Powers is also Secretary, Treasurer and Vice President of HVAM, the investment manager for the Cayman Fund. Because of Mr. Powers's relationship to each of the Delaware Fund and Fund II, and because he could be deemed to share with HVCC and the other director and officer of HVCC voting and dispositive power over the shares of Common Stock held by each of the Delaware Fund and Fund II, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the 679,086 shares of Common Stock held by the Delaware Fund and the 104,880 shares of Common Stock held by Fund II.

Item 5 of Amended Schedule 13D is amended further by re-numbering sub-part (VI) as sub-part (VII), and by replacing the second sentence therein with the following:

        In addition, because Mr. Werlin is the sole stockholder, a director, and the President and Treasurer of HVCC, because of the relationship between HVCC and each of the Delaware Fund and Fund II, as discussed in this Item 5, and because therefore Mr. Werlin may be deemed to share voting and dispositive power with HVCC, the other director and the other officer of HVCC, over the shares of Common Stock held by each of the Delaware Fund and Fund II, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the 679,086 shares of Common Stock held by the Delaware Fund and the 104,880 shares of Common Stock held by Fund II.

Item 5 of Amended Schedule 13D is amended further by replacing the last paragraph therein with the following paragraph:






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                                                               Page 6 of 7 Pages

               By reason of the relationships described in Item 2 and this Item 5 above, the Delaware Fund, Fund II, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. Pursuant to Rule 13d-4 under the Act, neither the filing of this statement nor any of its contents shall be construed as an admission that any person named herein is, for purposes of Section 13(d) or 13(g) of the Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any shares of Common Stock held by other members of any such group. Additionally, the persons named herein disclaim membership in a group.

               (c)

Item 5 of Amended Schedule 13D is amended further by adding the following paragraph to part (c):

               On October 1, 1997, in order to enable the Delaware Fund to qualify as a 3(c)(7) fund, each investor in the Delaware Fund not qualifying as a "qualified investor" (as defined in Section 3(c)(7) of the Investment Co. Act of 1940, as amended) (collectively, the "Transferred Partners"), as well as those shares of Common Stock purchased with respect to the interest of such Transferred Partners in the Delaware Fund (the "Transferred Shares"), were transferred to Fund II, which was formed on that date and for that purpose. Thus, in a private, internal re-allocation, the Delaware Fund disposed of 104,880 Transferred Shares by transferring such shares to Fund II, which acquired these 104,880 Transferred Shares. In exchange for the acquisition of the Transferred Shares from the Delaware Fund, Fund II assumed the obligations of the Delaware Fund with respect to the Transferred Partners up to an amount equivalent to the value of the Transferred Shares. Except as discussed in this
Item 5(c), no other transactions in shares of Common Stock were effected in the past 60 days by any of the Reporting Persons.







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                                                               Page 7 of 7 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1998



                                       /s/ ERNEST P. WERLIN
                                       _________________________________________
                                       Ernest P. Werlin



                                       /s/ PETER J. POWERS
                                       _________________________________________
                                       Peter J. Powers



                                       THE HIGH VIEW FUND, L.P.


                                       By: High View Capital Corporation,
                                             its general partner



                                       By:/s/ ERNEST P. WERLIN
                                       _________________________________________
                                       Ernest P. Werlin
                                       President


                                       THE HIGH VIEW FUND II, L.P.


                                       By: High View Capital Corporation,
                                             its general partner



                                       By:/s/ ERNEST P. WERLIN
                                       _________________________________________
                                       Ernest P. Werlin
                                       President


                                       HIGH VIEW CAPITAL CORPORATION



                                       By:/s/ ERNEST P. WERLIN
                                       _________________________________________
                                       Ernest P. Werlin
                                       President


                                       THE HIGH VIEW FUND


                                       By:/s/ RHONDA D. McDEIGAN-ELDRIDGE
                                       _________________________________________
                                       Rhonda D. McDeigan-Eldridge
                                       Director


                                       HIGH VIEW ASSET MANAGEMENT CORPORATION



                                       By:/s/ ERNEST P. WERLIN
                                       _________________________________________
                                       Ernest P. Werlin
                                       President


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